[redacted]

10028659

BB 4/1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46007

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02-01-2009 AND ENDING 1-31-2010
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mutual Money Investments Inc. DBA TriStar Financial

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5718 Westheimer Rd #950
(No. and Street)

Houston TX 77057
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Debbie Binkley 713-735-9200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephen M. Gonsoulin Seidel, Schroeder + Co. LLP
(Name – *if individual, state last, first, middle name*)

304 East Blue Bell Road Brenham TX 77833
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 4/1

OATH OR AFFIRMATION

I, William T. Payne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual Money Investments DBA Tri-Star Financial, as of January 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEIDEL, SCHROEDER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS / BUSINESS ADVISORS

To the Board of Directors
Mutual Money Investments, Inc.
d.b.a Tri-Star Financial

In planning and performing our audit of Mutual Money Investments, Inc. d.b.a. Tri-Star Financial (the Company), as of and for the year ended January 31, 2010, in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

304 East Blue Bell Rd. • Brenham, Texas 77833 • 979/836-6131 • FAX 979/830-8131

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and company assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

March 30, 2010

Seidel, Schroeder & Company

MUTUAL MONEY INVESTMENTS, INC.

d.b.a. Tri-Star Financial

Financial Statements

with

Report of Independent Auditor

January 31, 2010

SEIDEL, SCHROEDER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS / BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

Mutual Money Investments, Inc.
d.b.a. Tri-Star Financial

We have audited the accompanying balance sheet of Mutual Money Investments, Inc. d.b.a. Tri-Star Financial as of January 31, 2010, and the related statements of income, comprehensive income, changes in stockholders' equity, changes in subordinated note payable, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mutual Money Investments, Inc. d.b.a. Tri-Star Financial as of January 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seidel, Schroeder & Company

March 30, 2010

304 East Blue Bell Rd. • Brenham, Texas 77833 • 979/836-6131 • FAX 979/830-8131

Mutual Money Investments, Inc. d.b.a. Tri-Star Financial
Balance Sheet
January 31, 2010

Assets		
Cash (Note 2)	$	379,917
Deposits with clearing organization and others		346,272
Commissions receivable (Note 1)		23,076
Prepaid expenses		29,811
Furniture and equipment (Note 1)		99,320
Other assets		32,903
Total assets	$	911,299
Liabilities		
Commissions payable	$	151,012
Accounts payable		32,050
Federal income tax payable		49,206
Accrued and other liabilities		186,045
Notes payable (Note 4)		11,613
Deferred income tax payable (Note 3)		11,129
Total liabilities		441,055
Stockholders' equity (Note 7)		
Preferred stock		131,105
Common stock		547,253
Retained earnings		140,056
Treasury stock, at cost		(350,000)
Accumulated other comprehensive income: unrealized gain (loss) on securities		1,830
Total stockholders' equity		470,244
Total liabilities and stockholders' equity	$	911,299

See accompanying notes to financial statements.

Mutual Money Investments, Inc. d.b.a. Tri-Star Financial
Statement of Income
For the Year Ended January 31, 2010

Revenues		
Commissions	$	6,315,764
Interest and other income		35,715
Total revenue		6,351,479
Expenses		
Employee compensation and benefits		4,885,995
Marketing and promotion		262,673
Ticket charges		223,468
Communications		40,321
Occupancy and equipment expense		290,003
Fees and assessments		51,256
Other operating expenses		363,386
Total expenses		6,117,102
Income before tax		234,377
Income tax provision (benefit) (Note 3)		93,707
Net income	$	140,670

See accompanying notes to financial statements.

Mutual Money Investments, Inc. d.b.a. Tri-Star Financial
Statement of Comprehensive Income
For the Year Ended January 31, 2010

Net income	$ 140,670
Other comprehensive income (loss), net of tax:	
Unrealized gains (losses) on securities:	
Unrealized holding gains (losses) arising during the period, net of applicable deferred income tax benefit of $383	(1,148)
Total comprehensive income	$ 139,522

See accompanying notes to financial statements.

Mutual Money Investments, Inc. d.b.a. Tri-Star Financial
Statement of Changes in Subordinated Note Payable
For the Year Ended January 31, 2010

Subordinated note payable at February 1, 2009	$	250,000
Repayment of subordinated notes (Note 5)		(250,000)
Subordinated note payable at January 31, 2010	$	-

See accompanying notes to financial statements.

Mutual Money Investments, Inc. d.b.a. Tri-Star Financial
Statement of Changes in Stockholders' Equity
For the Year Ended January 31, 2010

	Common Stock	Preferred Stock	Retained Earnings (Deficit)	Other Comprehensive Income	Treasury Stock
Balance at January 31, 2009	$ 547,253	$ 131,105	$ (614)	$ 2,978	$ (350,000)
Net income (loss) for current year	-	-	140,670	-	-
Change in unrealized gain (loss) on securities	-	-	-	(1,148)	-
Balance at January 31, 2010	$ 547,253	$ 131,105	$ 140,056	$ 1,830	$ (350,000)

See accompanying notes to financial statements.

Mutual Money Investments, Inc. d.b.a. Tri-Star Financial
Statement of Cash Flows
For the Year Ended January 31, 2010

Cash flows from operating activities:		
Net income (loss)	$	140,670
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation		36,069
Increase (decrease) in cash due to changes in assets and liabilities:		
Commissions receivable		12,937
Federal income tax receivable		3,954
Prepaid expenses		(6,261)
Deposits with clearing organizations and others		86,595
Deferred income tax asset		29,419
Other assets		(23,031)
Commissions payable		61,000
Accounts payable		26,785
Federal income tax payable		49,206
Deferred income tax liability		11,129
Accrued and other liabilities		(401,555)
Total adjustments		(113,753)
Net cash provided by operating activities		26,917
Cash flows from investing activities		
Cash payments for equipment		(42,094)
Net cash used by investing activities		(42,094)
Cash flows from financing activities		
Note payments of principal		(7,768)
Payment of subordinated note payable		(250,000)
Net cash used by financing activities		(257,768)
Net increase (decrease) in cash and equivalents		(272,945)
Cash and equivalents, beginning of year		652,862
Cash and equivalents, end of year	$	379,917

See accompanying notes to financial statements.

1. Basis of presentation and summary of significant accounting policies

Mutual Money Investments, Inc. (MMII) d.b.a. Tri-Star Financial is a fully-disclosed broker-dealer engaged in the brokerage of fixed income securities and jumbo certificates of deposit. The Company operates on a fully-disclosed basis which means all brokerage transactions are cleared through and all customer accounts are carried by another broker-dealer, Southwest Securities, Inc. Fixed income securities brokered are primarily fixed/variable rate mortgage backed securities including collateralized mortgage obligations and securities issued by the Government National Mortgage Association (GNMA), Federal National Mortgage Association (FNMA) and Federal Home Loan Mortgage Corporation (FHLMC.) The Company's customers are located throughout the United States and consist of institutional investors and individuals.

The accompanying financial statements are prepared in accordance with generally accepted accounting principles and with generally accepted accounting practices within the broker dealer industry. The following is a description of the more significant accounting policies.

Revenue and expense recognition

The Company utilizes the accrual basis of accounting. Commission income and associated expenses are recorded on a trade date basis.

Commissions receivable

The Company extends credit to its customers on an unsecured basis consistent with practices in the broker dealer industry. Commissions receivable are due from the Company's clearing broker for bonds brokered to customers throughout the United States. As of January 31, 2010, commissions' receivable due from broker dealers totaled $23,076.

Investment securities

The Company classifies its investment in debt securities as trading securities since they are bought and held principally for the purpose of selling them in the near term. Trading securities are carried at fair value based on market quotations with unrealized gains and losses reported in earnings. Interest income, including amortization of the premium and discount arising at acquisition, is included in earnings.

1. Basis of presentation and summary of significant accounting policies - continued

Investment securities – continued

The Company's marketable equity securities are classified as available-for-sale. Marketable securities are carried at their aggregate market value with unrealized gain or loss reflected as a separate component of stockholders' equity. Realized gains and losses are recognized in the statement of income using cost determined under the specific identification method. The Company's investment in available-for-sale securities amounted to $5,397 as of January 31, 2010 and is included in other assets on the balance sheet.

Fixed assets

Fixed assets are stated at cost and depreciation is recorded on a straight-line basis using estimated useful lives of three to eight years. The cost of ordinary maintenance and repairs is charged to expense while major replacements are capitalized. Accumulated depreciation totaled $531,601 as of January 31, 2010.

Federal income tax

The Company uses of the asset and liability approach for financial accounting and reporting for income taxes. The provision for income taxes includes federal income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities due to differences in tax versus financial statement depreciation. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

1. Basis of presentation and summary of significant accounting policies – continued

Federal income tax - continued

The Company recognizes and measures its unrecognized tax benefits in accordance with US GAAP standards which requires the Company to assess the likelihood that tax positions (based on their technical merit) will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Because the Company used all of its prior year net operating loss to offset current year earnings, there are no uncertain tax positions as of January 31, 2010.

Statement of cash flows

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash payments for interest totaled $52,556 for the year ended January 31, 2010. No federal income tax deposits were made by the Company during the current year.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Credit risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review the credit standing of each counter party.

2. Cash

Cash consists of deposits with the Company's clearing broker and various financial institutions. At January 31, 2010 the Company had deposits in the amount of $546,124 with the clearing broker which were not covered by the Federal Deposit Insurance Corporation (FDIC.) Additionally, included in the Deposits with Clearing Organization and Others financial statement caption are deposits in the amount of $346,272 at January 31, 2010 which were not FDIC insured.

3. Income taxes

The provision for federal income tax includes the following:

Current tax	$62,161
Deferred tax	31,546
Total	$93,707

The current tax provision was reduced by $32,142 for the benefit provided by the utilization of net operating loss carryforwards. At January 31, 2010, deferred tax liabilities recognized for taxable temporary differences total $11,129. Application of statutory tax rates to pre-tax income differs from the above tax provision primarily due to non-deductible meals and entertainment expenses for tax purposes.

4. Notes Payable

The Company has a long-term note payable to a bank due in monthly installments of $752 including interest at 7.75% through June, 2012 unless earlier demand is made by the bank. The note is secured by office equipment and the guarantees of two shareholders.

Aggregate maturities of long-term debt until maturity (assuming earlier demand is not made) are as follows for the years ending January 31:

2011	$ 8,340
2012	3,273
Total	$11,613

5. Subordinated Note Payable

During the year ending January 31, 2010, the Company paid off its short-term subordinated loan with an affiliate in the amount of $250,000 plus interest in the amount of $25,000.

6. Leases

Approximate future aggregate annual rentals for office space and equipment as of January 31, 2010 under renewable operating leases with initial noncancellable terms in excess of one year are listed below for the years ending January 31:

2011	$119,354
2012	108,574
Total	$227,928

The Company has the option of renewing the office lease for two consecutive 5 year terms. Additionally, the Company leases trading software from a vendor. Total lease expense for the year amounted to $243,547.

7. Common and Preferred Stock

Common Stock

Common stock has no par value. As of January 31, 2010 there were 10,000 shares authorized and issued. Of these, 4,258 shares were included in treasury stock at a cost of $250,000 leaving 5,742 shares outstanding.

Preferred Stock

The Company is authorized to issue 10,000 shares of Class A non-voting preferred stock with a par value of $100 per share. Preferred stock shareholders are entitled to receive non-cumulative annual dividends based on the liquidation value of the preferred stock ($100 per share) at a percentage rate equal to the one year Treasury bill rate adjusted annually on the first day of January. There were no dividends paid or declared in the current year. As of January 31, 2010, 1,311 shares had been issued. Of these, 1,000 shares were included in treasury stock at a cost of $100,000 leaving 311 shares outstanding with a total par value of $31,100.

7. Common and Preferred Stock - continued

The preferred stock is subject to a stock purchase agreement which provides for the redemption of preferred stock beginning in the year ended January 31, 2004 subject to regulatory approval. The agreement requires the Company to redeem up to 10% of the issued and outstanding shares each year until all shares have been redeemed. Such redemption is at the option of the stockholder. No redemptions were made in the current year.

8. Regulatory requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2010 the Company was in compliance with both requirements.

9. Employee Benefits

Effective January 1, 2009 the Company established a 401(k) Profit Sharing Plan which permits participants, meeting certain eligibility requirements, to make contributions by salary reduction pursuant to section 401(k) of the Internal Revenue Code. Substantially all employees of the Companies are covered by the plan. The Company matches participant deferrals not exceeding 4% of their annual compensation. The Plan allows for additional discretionary employer matching contributions. Participants vest in the employer contribution made on their behalf over a six year period based on years of service. Upon death or total and permanent disability participants become fully vested. During the year ended January 31, 2010 the Company accrued a matching contribution of $93,870.

10. Related Party Transactions

During the current year the Company earned commission income of $132,273 from an affiliated hedge fund. As of January 31, 2010 the Company owned a 3.675% limited partnership minority interest in the general partner which is the registered investment advisor of the Fund. The balance in the Company's capital account, as of December 31, 2009, was $28,352. This minority interest is accounted for under the cost method of accounting at zero on the Company's balance sheet as of January 31, 2010.

11. Subsequent Events

Management has evaluated subsequent events through March 30, 2010, the date the financial statements were available to be issued. No additional disclosures or modifications were deemed necessary.

MUTUAL MONEY INVESTMENTS, INC.
d.b.a. Tri-Star Financial
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Schedule 1
January 31, 2010

NET CAPITAL		
Total Stockholders' equity	$	470,244
Additions		
A. Liabilities subordinated to the claims of general creditors		-
Deductions		
A. Non-allowable assets		
Other assets		(4,284)
Furniture and equipment, net and rights under leases		(141,644)
B. Commissions receivable		-
C. Haircuts on securities		(4,282)
Net Capital	$	320,034
AGGREGATE INDEBTEDNESS		
Items included in the statement of financial condition		
Commissions payable	$	151,012
Accounts payable		32,050
Accrued and other liabilities		235,251
Notes payable		11,613
Total aggregate indebtedness	$	429,926
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	100,000
Excess net capital	$	220,034
Excess net capital at 1000%	$	277,041
Ratio: Aggregate indebtedness to net capital.		134%
Ratio: Debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

MUTUAL MONEY INVESTMENTS, INC.
d.b.a. Tri-Star Financial
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Schedule 1 - (continued)
January 31, 2010

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA of Form X-17A-5 as of January 31, 2010)

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	378,516
Audit adjustments		(58,482)
Net capital calculated above	$	320,034

MUTUAL MONEY INVESTMENTS, INC.
d.b.a. Tri-Star Financial
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Schedule II
January 31, 2010

MMII is exempt from the above requirements under rule 15c3-3(k)(2)(ii) because the Company is a fully disclosed broker-dealer and does not hold customer securities or funds.

MUTUAL MONEY INVESTMENTS, INC.
d.b.a. Tri-Star Financial
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Schedule III
January 31, 2010

MMII is exempt from the above requirements under rule 15c3-3(k)(2)(ii) because the Company is a fully disclosed broker-dealer and does not hold customer securities or funds.